

Mail Stop 3720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 3, 2008

Via U.S. Mail and Fax

Mr. Michael Nguyen
President and Chief Financial Officer
Nettel Holdings, Inc.
12655 SW Center Street
Beaverton, Oregon 97005

     RE: Nettel Holdings, Inc.
            Form 10-KSB for the year December 31, 2007
            Filed May 14, 2008 and amended on October 3, 2008
            File no. 0-26307

Dear Mr. Nguyen:

     We have completed our review of the above filing and do not, at this time, have any further comments.

                   Sincerely,

                   Terry French
                   Accountant Branch Chief